Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

AT&T-BellSouth Merger

Questions and Answers

May 25, 2006

Q1:                           In how many states are the companies required to file for approval of the transaction?

A:                                   We have filed applications for merger approval in 18 states. We have also filed with the Federal Communications Commission and with the U.S. Department of Justice.

Q2:                           Which states?

A:                                   We’ve filed for some form of approval of the transaction in Arizona, Delaware, Florida, Hawaii, Kentucky, Louisiana, Minnesota, Mississippi, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Tennessee, Utah, Vermont, West Virginia, Wyoming.

Q3:                           What do you mean by “some form” of approval?

A:                                   States have different requirements and levels of review or approval. Some states require full applications and a formal regulatory process; others simply require that operating certificates or licenses be transferred to the new owner. We will follow the rules in each state.

Q4:                           I understand that BellSouth has filed to withdraw its operating certificates in one or more states. How come?

A:                                   You’ll have to address that question to BellSouth.

Q5:                           Which foreign countries require an approval or notification?

A:                                   Filings have been made in Norway, Germany and the United Kingdom.

Q6:                           Has the merger been approved by any of these commissions or countries?

A:                                   Yes. So far, we have met the statutory requirements for state commission review in seven states: Delaware, Minnesota, New Hampshire, New York, North Carolina, Utah and Wyoming. In these states, regulators have either voted to approve it or elected to take no action. Internationally, Germany and Norway have cleared the merger.

Q7:                           When you do think the approval process will be completed?

A:                                   We expect the merger to close by the end of 2006.

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NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.